

September 8, 2009

Jeffrey S. Mecom
Vice President and Corporate Secretary
Transatlantic Petroleum Corp.
5910 N. Central Expressway, Suite 1755
Dallas, TX 75206

> **Re:** **Transatlantic Petroleum Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **File No. 333-160688**
> **Filed August 28, 2009**

Dear Mr. Mecom:

We have reviewed your response letter and filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We reissue our prior comment 2 with respect to outstanding comments on your annual report on Form 10-K for your fiscal year ended December 31, 2008 and related filings. Please ensure that the disclosure in your amended registration statement complies with such comments, as applicable.

Exhibit 5.1

2.   Please obtain and file a revised legal opinion that does not include the implication that investors are not entitled to rely on the opinion.

3.   In addition, please ensure that the revised opinion does not assume the authority and power of each of the persons signing your constitutional documents and the registration statement, or explain to us why those assumptions would be both necessary and appropriate.

4.   We note that the legal opinion relies on the opinion of MacLeod Dixon LLP with respect to the valid issuance and fully paid and non-assessable character under Alberta law of the common shares covered by your registration statement. Please file the opinion of MacLeod Dixon LLP as an exhibit to your registration statement.

Closing Comments

        Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Douglas Brown at (202) 551-3265 or, in his absence, Laura Nicholson at (202) 551-3584 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Garrett A. DeVries
        (214) 200-0428